Report of Independent Registered
Public Accounting Firm

The Board of Directors of
Dreyfus Investment Funds:
We have examined management's assertion,
included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940,
that Dreyfus Investment Funds (the "Trust"), which
is comprised of Dreyfus/Standish Intermediate Tax
Exempt Bond Fund, Dreyfus/The Boston Company
Small/Mid Cap Growth Fund, Dreyfus/The Boston
Company Small Cap Growth Fund, Dreyfus/The
Boston Company Small Cap Value Fund,
Dreyfus/The Boston Company Emerging Markets
Core Equity Fund, Dreyfus/Newton International
Equity Fund (collectively, the "September 30th
Funds") and Dreyfus/Standish Global Fixed Income
Fund (collectively, the "Funds"), complied with the
requirements of subsections (b) and (c) of Rule 17f-
2 under the Investment Company Act of 1940 as of
March 31, 2014, and from September 30, 2013
through March 31, 2014 (for the September 30th
Funds), and from December 31, 2013 through
March 31, 2014 (for the Dreyfus/Standish Global
Fixed Income Fund), with respect to securities
reflected in the investment accounts of the Funds.
Management is responsible for the Funds'
compliance with those requirements.  Our
responsibility is to express an opinion on
management's assertion about the Funds'
compliance based on our examination.
Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds' compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
March 31, 2014, and with respect to agreement of
security purchases and sales, for the period from
September 30, 2013 (the date of our last
examination of the September 30th Funds) through
March 31, 2014 and for the period from December
31, 2013 (the date of our last examination of the
Dreyfus/Standish Global Fixed Income Fund)
through March 31, 2014:
1.	Examination of The Bank of New York
Mellon's (the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Count and inspection of all securities located
in the vault of the Custodian in New York
City;
4.	Reconciliation between the Funds'
accounting records and the Custodian's
records as of March 31, 2014;
5.	Agreement of pending purchase activity for
the Funds as of March 31, 2014 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of pending sale activity for the
Funds as of March 31, 2014 to
documentation of corresponding subsequent
bank statements;
7.	Agreement of a minimum of five purchases
and five sales, including at least one
transaction per Fund, from the period
September 30, 2013, (the date of our last
examination of the September 30th Funds)
through March 31, 2014, and from the
period December 31, 2013 (the date of our
last examination of the Dreyfus/Standish
Global Fixed Income Fund) through March
31, 2014, from the books and records of the
Funds to the bank statements noting that
they had been accurately recorded and
subsequently settled;
8.	Review of the BNY Mellon Asset Servicing
Report on Controls Placed in Operation and
Tests of Operating Effectiveness ("SOC 1
Report") for the period January 1, 2013 to
December 31, 2013 and noted no relevant
findings were reported in the areas of Asset
Custody and Control.
9.	 We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from January 1, 2014 through
March 31, 2014. In addition, we have
obtained written representations from the
Custodian confirming the above.
We believe that our examination provides a
reasonable basis for our opinion. Our examination
does not provide a legal determination on the
Funds' compliance with specified requirements.
In our opinion, management's assertion that the
Funds complied with the requirements of
subsections (b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 as of March 31,
2014, and from September 30, 2013 through March
31, 2014 (for the September 30th Funds), and from
the period December 31, 2013 through March 31,
2014 (for the Dreyfus/Standish Global Fixed
Income Fund), with respect to securities reflected in
the investment accounts of the Funds is fairly
stated, in all material respects.
This report is intended solely for the information
and use of management and the Board of Trustees
of Dreyfus Investment Funds and the Securities and
Exchange Commission and is not intended to be
and should not be used by anyone other than these
specified parties.
/s/ kpmg
New York, New York
June 30, 2014
June 30, 2014

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus Investment Funds,
comprised of Dreyfus/Standish Intermediate Tax
Exempt Bond Fund, Dreyfus/The Boston Company
Small/Mid Cap Growth Fund, Dreyfus/The Boston
Company Small Cap Growth Fund, Dreyfus/The
Boston Company Small Cap Value Fund,
Dreyfus/The Boston Company Emerging Markets
Core Equity Fund, Dreyfus/Newton International
Equity Fund (collectively, the "September 30th
Funds") and Dreyfus/Standish Global Fixed Income
Fund (collectively, the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-
2 under the Investment Company Act of 1940 as of March 31, 2014, and from September 30, 2013 through March 31, 2014 (for the September 30th
Funds), and from December 31, 2013 through
March 31, 2014 (for the Dreyfus/Standish Global
Fixed Income Fund), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered
Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of March 31, 2014 and for the period from September 30, 2013 (the date of our last examination for the September 30th Funds) through March 31, 2014, and for the period from December
31, 2013 (the date of our last examination of the Dreyfus/Standish Global Fixed Income Fund) through March 31, 2014.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31,
2014 and from September 30, 2013 through March
31, 2014 (for the September 30th Funds), and from
December 31, 2013 through March 31, 2014 (for the
Dreyfus/Standish Global Fixed Income Fund).

Dreyfus Investment Funds

Jim Windels
Treasurer

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